Exhibit 99.1

LUDA TECHNOLOGY GROUP LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025

(in U.S. dollar, except share data)

	June 30, 2026	December 31, 2025
Assets	(Unaudited)
Current assets
Cash and cash equivalents	$6,604,753	$4,516,669
Restricted cash	263,100	78,959
Accounts receivable, net	12,549,513	13,483,520
Notes receivable, net	547,659	966,447
Redemption receivable	—	8,222,754
Prepayments and other current assets, net	1,282,416	437,971
Advance to suppliers	152,461	148,959
Inventories, net	5,349,448	4,704,386
Inventories to be returned	127,595	262,291
Contract assets, current, net	833,655	1,220,925
Short-term investments	7,560,959	5,732,433
Other current assets	—	217,949
Total current assets	$35,271,559	$39,993,263

Non-current assets
Restricted cash – non-current	$—	$176,296
Property, plant and equipment, net	4,854,638	4,980,105
Intangible assets, net	722,290	711,156
Operating lease right-of-use assets, net	353,224	483,431
Deferred tax assets	758,274	622,879
Contract assets, non-current, net	848,109	1,832,158
Other receivables – non-current, net	139,177	325,809
Total non-current assets	$7,675,712	$9,131,834
Total assets	$42,947,271	$49,125,097

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	$11,360,038	$10,894,987
Accounts payable	7,154,300	10,567,115
Contract liabilities	413,849	128,192
Other payables and accruals	2,242,263	2,318,929
Operating lease liabilities, current	304,674	293,803
Income taxes payable	1,652	1,652
Refundable liabilities	164,305	331,737
Total current liabilities	$21,641,081	$24,536,415

Non-current liabilities
Long-term loans	$1,798,058	$1,773,176
Operating lease liabilities – non-current	80,513	234,843
Deferred tax liabilities	130,402	372,942
Total non-current liabilities	$2,008,973	$2,380,961
Total liabilities	$23,650,054	$26,917,376

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares, $0.03 (equivalent to HK$0.25) par value, 4,000,000,000 shares authorized, 22,690,000 shares issued and outstanding as of June 30, 2026 and December 31, 2025	$727,244	$727,244
Additional paid-in capital	8,295,213	8,295,213
Statutory reserve	2,455,996	2,365,592
Retained earnings	8,167,473	11,816,891
Accumulated other comprehensive loss	(348,709)	(997,219)
Total equity	$19,297,217	$22,207,721
Total liabilities and shareholders’ equity	$42,947,271	$49,125,097

LUDA TECHNOLOGY GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(in U.S. dollar, except share data)

	For the six months ended June 30,
	2026	2025
Revenue	$11,847,966	$17,127,913
Cost of sales	(9,607,693)	(15,685,040)
Gross profit	2,240,273	1,442,873

Operating expenses:
Selling expenses	$(810,588)	$(869,839)
General and administrative expenses	(1,666,955)	(1,046,452)
Research and development expenses	(380,722)	(461,613)
Total operating expenses	(2,858,265)	(2,377,904)
Loss from operations	(617,992)	(935,031)

Other (expenses) income
Interest expenses	(251,203)	(260,379)
Other (expenses) income, net	(3,050,777)	862,098
Total other (expenses) income, net	(3,301,980)	601,719

Loss before income taxes	(3,919,972)	(333,312)
Income tax benefits (provision)	270,554	(87,856)
Net loss	$(3,649,418)	$(421,168)
Other comprehensive income
Foreign currency translation adjustment	648,510	209,451
Comprehensive loss	$(3,000,908)	$(211,717)

Weighted average number of ordinary shares:
Basic and diluted	22,690,000	22,690,000
Loss per share:
Basic and diluted	$(0.16)	$(0.02)

LUDA TECHNOLOGY GROUP LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(in U.S. dollar, except share data)

	Number of Shares	Ordinary Share	Additional paid-in Capital	Accumulated Other Comprehensive Loss	Statutory Reserve	Retained Earnings	Total Equity
Balance at December 31, 2024	20,000,000	$641,026	$—	$(1,603,140)	$2,253,177	$11,372,477	$12,663,540
Net loss	—	—	—	—	—	(421,168)	(421,168)
Shares issued in initial public offering	2,690,000	86,218	8,295,213	—	—	—	8,381,431
Foreign currency translation adjustment	—	—	—	209,451	—	—	209,451
Balance at June 30, 2025 (Unaudited)	22,690,000	$727,244	$8,295,213	$(1,393,689)	$2,253,177	$10,951,309	$20,833,254

	Number of Shares	Ordinary Share	Additional paid-in Capital	Accumulated Other Comprehensive Loss	Statutory Reserve	Retained Earnings	Total Equity
Balance at December 31, 2025	22,690,000	$727,244	$8,295,213	$(997,219)	$2,365,592	$11,816,891	$22,207,721
Net loss	—	—	—	—	—	(3,559,014)	(3,559,014)
Transfer to statutory reserve	—	—	—	—	90,404	(90,404)	—
Foreign currency translation adjustment	—	—	—	648,510	—	—	648,510
Balance at June 30, 2026 (Unaudited)	22,690,000	$727,244	$8,295,213	$(348,709)	$2,455,996	$8,167,473	$19,297,217

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